09056374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49205

RECD S.E.C.
MAY 8 2009
503

AMENDED
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic, Suite 720
(No. and Street)

Los Angeles, (City) CA (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Davis 424-442-1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Mica Young

Notary Public

MICA YOUNG
COMM. #1842626
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar. 29, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT (AMENDED)

DATE - DECEMBER 31, 2008

TRITON PACIFIC CAPITAL, LLC
11900 W. OLYMPIC, SUITE 720
LOS ANGELES, CALIFORNIA 90064

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR (AMENDED)

Member
Triton Pacific Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2008 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Triton Pacific Capital, LLC as of December 31, 2008 and the results of its operations, member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report amends the financial statements issued on February 11, 2009. See Note 6.

Joseph Yafeh, CPA

Los Angeles, California
April 23, 2009

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 194,696
Securities	2,581,981
Placement fee receivable	4,116,608
Other receivables	85,794
Other assets and deposits	300
Prepaid expenses	77,290
Furniture, fixtures and equipment, net of accumulated depreciation of $83,192	0
TOTAL ASSETS	$ 7,056,669

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 9,606
Accrued income taxes	11,790
Bonus payable	738,910
TOTAL LIABILITIES	$ 760,306
MEMBER'S EQUITY	6,296,363
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,056,669

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Placement fee income	$ 50,790
Retainer income	200,000
Reimbursed expenses	69,222
Interest and other income	413,537
TOTAL REVENUES	733,549
UNREALIZED GAIN OR (LOSS)	(300,182)
OPERATING EXPENSES - see page 10	2,501,227
(LOSS) BEFORE INCOME TAX PROVISION	(2,067,860)
INCOME TAX PROVISION	12,590
NET (LOSS)	$(2,080,450)

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, December 31, 2007	$ 10,440,813
Net (Loss)	(2,080,450)
Distributions	(2,064,000)
Balance, December 31, 2008	$ 6,296,363

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net (Loss)	$(2,080,450)
Depreciation	0
Changes in operating assets and liabilities:	
Placement fee receivable	4,269,752
Prepaid expenses	(55,067)
Securities	(2,581,981)
Other receivable	(29,060)
Bonus payable	(795,303)
Accrued expenses	(12,055)
Net Cash Used from Operating Activities	(1,284,164)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Distributions	(2,064,000)
Net decrease in cash	(3,348,164)
Cash at beginning of year	3,542,860
Cash at end of year	$ 194,696

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Interest paid	$ 0
State taxes paid	$ 12,590

See accompanying notes to the financial statements.

NOTE 1 - GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company provides investment banking services to institutional customers.

Summary of Significant Accounting Policies

Shared Expenses

As co-tenants occupying the same office space, TPC and Triton Pacific Capital Partners, LLC (TPCP) share a few expenses. There is no ownership interest between members of TPC and TPCP. This agreement will discontinue on March 31, 2009.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents. At December 31, 2008 the Company had $194,696 in a bank account. The Federal government under the Federal Insurance Deposit Act insures deposits up to $250,000.

Income Taxes - LLC

The Company with consent of its Member has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts fee and a minimum Franchise Tax of $800.

NOTE 2 – INCOME TAXES

The Company is subject to a limited liability company gross receipts fee, with a minimum tax provision of $800. For the year ended December 31, 2008, the Company recorded the minimum limited liability company income tax of $800 and gross receipts fee of $11,790.

NOTE3 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space under a non cancelable lease which commences April 1, 2009 and expires March 31, 2012. The future minimum lease expenses are:

2009	$ 70,218
2010	96,400
2011	104,000
2012	26,000
	$296,618

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2008, the Company had net capital of $2,627,438 which was $2,527,438 in excess of its required net capital requirement of $100,000. The Company's ratio of aggregate indebtedness, $760,306 to net capital was 29%.

During calendar year 2008 the Company's net capital requirement was increased from $5,000 to $100,000.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C-3-3

Triton Pacific Capital, LLC, is classified under SEC Rule 17a-3 and 17a-4 as an Introducing Broker-Dealer. An Introducing Broker Dealer is defined as a broker dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company. The clearing company carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Despite its classification under SEC Rule 17a-3 and 17a-4 as a Introducing Broker-Dealer, Triton Pacific Capital, LLC, does not have access to any customers accounts, trades, securities or customer cash and thus does not use any clearing transactions services or any services by other brokers dealers.

Therefore, Triton Pacific Capital, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

NOTE 6 – AMENDED FINANCIAL STATEMENTS

There is an increase of $60,926 to the non allowable asset, Placement Fee Receivable. The Net Capital Computation has decreased a like amount and the percentage of aggregate indebtedness to net capital has increased from 28% to 29% (page 9).

TRITON PACIFIC CAPITAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1 (AMENDED)
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition		$ 6,296,363
Nonallowable assets:		
Placement fee receivable	$3,377,698	
Other receivables	85,794	
Other assets	300	
Prepaid expenses	77,290	(3,541,082)
Haircut – money market		(127,843)
NET CAPITAL		$ 2,627,438
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 50,687
Minimum dollar net capital required		$ 100,000
Net Capital required (greater of above amounts)		$ 100,000
EXCESS CAPITAL		$ 2,527,438
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 2,551,407
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities		$ 760,306
Percentage of aggregate indebtedness to net capital		29%

RECONCILIATION

The following is a reconciliation as of December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited net capital	$ 2,647,657
Rounding	(1)
Non allowable asset – placement fee receivable	(20,218)
Audited Net Capital	$ 2,627,438

See accompanying notes to the financial statements.

TRITON PACIFIC CAPITAL, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2008

Automobile expense	$ 30,365
Bonuses	400,830
Dues and subscriptions	10,960
Employee benefits	19,521
Insurance	4,455
FINRA fees and assessments	32,639
401K Profit Sharing	648,705
Office expense	15,465
Outside services	28,517
Parking	15,683
Postage and delivery	3,222
Printing and reproduction	4,803
Professional fees	66,325
Rent	101,039
Salaries and wages	924,029
Seminars	12,955
Taxes & licenses	9,536
Telephone	26,865
Travel and entertainment	141,066
All other expenses	4,247
Total operating expenses	$2,501,227

See accompanying notes to the financial statements.

PART II

TRITON PACIFIC CAPITAL, LLC

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Member
Triton Pacific Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Triton Pacific Capital, LLC (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Member
Triton Pacific Capital, LLC
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
April 23, 2009